Exhibit 99.7

Defining the 2019 Letter to Shareholders Future CT05183 ShareHolderLetter.indd 1 2020-02-27 7:08 PM

Defining the Future Through our transformational journey, we are defining the future for Celestica and our customers. We are committed to our strategy and confident that we are on the right path for long-term growth. Market & Customer Diversification High-Value Lifecycle Solutions We provide a competitive advantage to our customers through the delivery of high-value solutions in areas such as design, engineering and after-market services. Flawless & Disciplined Execution We are driving operational excellence throughout our global network and are committed to executing flawlessly for our customers. Passionate & Dedicated Workforce Our talented and inspired global team works together to imagine, develop and deliver a better future with our customers. By winning strategic new business with customers across our ATS and CCS segments, we are establishing a diversified and more resilient portfolio. 2 CELESTICA CT05183 ShareHolderLetter.indd 2 2020-03-03 4:39 PM

A Message from the Chair Dear Shareholder, It is my pleasure to write to shareholders today as the new Chair of the Board of Directors. I am honoured to take on this role after serving as a corporate director since 2011.* Although 2019 was a challenging year, it was also a year in which we made difficult decisions intended to position Celestica for future success. Despite the dynamic end-market environment, the Board is inspired by the opportunities ahead. We are confident that Celestica’s strategy is sound and that the leadership team, together with an outstanding and dedicated workforce, is well positioned to drive growth and create shareholder value. On behalf of the entire Celestica team, I would like to extend our sincere thanks to outgoing Chair, Bill Etherington. Bill joined the Board in 2001 and became Chair in 2012. Under his strong leadership, we created an environment of accountability and collaboration. Bill was a valuable mentor not only to management, but to his fellow directors as well. I would like to take this opportunity to extend my sincere thanks to my fellow directors for their ongoing commitment and to recognize our incredible employees for their focused efforts. On behalf of the Board, I would also like to thank you, our shareholders, for your ongoing support. We look forward to our continued growth and long-term success. At Celestica, we have always been committed to enabling the world’s best brands and helping our customers unlock the potential of the future. We build reliable, innovative, high-quality solutions, and partner with our customers to solve some of their most complex challenges and help them to succeed in today’s dynamic business environment. Sincerely, Michael Wilson CHAIR OF THE BOARD 20 1 9 LET TER T O SHAREHOLDERS 3 CT05183 ShareHolderLetter.indd 3 2020-03-03 11:19 AM

A Message from the CEO Second, we responded to challenging market dynamics in our Capital Equipment and Communications businesses by streamlining cost structure, building new capabilities and expanding our customer base. We believe these actions will strengthen our Communications business portfolio. They also position us well to drive stronger profitability as the demand in Capital Equipment improves. Third, we successfully executed on our Cloud and Connectivity Solutions (CCS) segment portfolio optimization review and we were firmly within our target CCS segment margin range throughout the year. We ended 2019 with a smaller but more consistent and resilient CCS business better aligned to our strategy. Fourth, we successfully executed several new program Dear Shareholder, ramps, and delivered strong revenue growth in our Industrial, HealthTech and Aerospace and Defense (A&D) businesses. Finally, we continued our balanced approach to capital allocation, utilizing the strength of our balance sheet to execute on approximately $70 million of share buybacks, while also reducing our net leverage. In 2019 we remained focused on our vision for Celestica and the execution of our transformation plan. We continue on that path in 2020 with a sound strategy, supported by a team of talented and highly engaged employees dedicated to creating and delivering value to our customers.* CUSTOMER-FOCUSED STRATEGY Our commitment to our customers has never wavered. From the beginning, our priority has been to drive value for our customers and to help enable their success. Today our customers look to us to be more than manufacturers—they require us to drive innovation, to provide full product lifecycle solutions and to deliver these solutions with quality and reliability. Ensuring that we are positioned to meet and exceed those expectations is at the core of our strategy and our company transformation. In CCS, we enable some of the world’s most innovative companies to stay apace with rapidly changing markets and technologies. In this segment, we are winning new business and expanding our customer base while maintaining a strong value proposition for our traditional customers. We are encouraged by the growth in our Joint Design Manufacturing (JDM) offering, where we collaborate with ecosystem partners and our customers to drive innovation and deliver the latest technologies to market. We released 16 new JDM platforms in the past year alone, bringing our total to more than 137, underpinned by more than 227 patents. Although 2019 was a challenging year, we made considerable progress toward diversifying our revenue and customer base and expanding our capabilities into higher value-add service offerings. As we look to the future, we are encouraged by the potential new opportunities that lie ahead of us. We are positioning ourselves to deliver improved financial results and shareholder returns. LONG-TERM APPROACH 2019 was a milestone in the execution of our transformation plan. We made some difficult, but vital, strategic decisions that we believe have laid the foundation for future success. First, we continued to drive diversification across our entire business. We reduced our top 10 customer concentration to 65%, down from 70% in 2018. We also increased our Advanced Technology Solutions (ATS) segment concentration to 39% of total revenues, up from 33% in 2018. 4 CELESTICA CT05183 ShareHolderLetter.indd 4 2020-03-03 11:19 AM

In addition, we have expanded our hardware portfolio to include next-generation technologies in networking, computing and storage verticals. We continue to grow our hardware solutions business with OEMs and service providers, delivering a full suite of product solutions that enable our offering across all technologies in the data centre. We believe that developing and leveraging JDM and hardware platform solutions is critical to realizing our goal of driving growth in the higher margin areas of our business. Throughout our ATS segment, customers are increasing the level of manufacturing, supply chain and product lifecycle outsourcing. We believe that our goal of providing end-to-end product lifecycle solutions and our broad range of capabilities are well aligned with our customers’ requirements and the growth opportunities in these diverse markets. In 2019 we also built positive momentum in the diversification and engineering-led strategy for our HealthTech and Industrial businesses. In response to increasing demand in our Defense business, we are expanding one of our Atrenne facilities to accommodate a pipeline of opportunities that require specialized defense capabilities and a new licensing business — an emerging area for us in A&D. Finally, in 2020 we expect to see improved semiconductor equipment demand in our Capital Equipment business. As a market leader in semiconductor and display capital equipment, we believe we are well positioned to support our customers’ growth. GOALS FOR 2020 We remain committed to several initiatives that we anticipate will drive improved operating margin** and expand our adjusted net earnings**. • Within our ATS segment, we are focused on improving our segment margin with volume leverage as end markets recover and converting our strong bookings to growth as new programs ramp. • Within our CCS segment, we are completing our portfolio review actions and shifting our energies from segment reshaping to thoughtful growth as we continue to invest in areas we consider to be key to the long-term success of our CCS segment, including our JDM offerings. • We are improving performance and consistency of operations as we continue to drive operational excellence across the business. As we execute on these initiatives, our capital allocation priorities remain consistent. Our goal is to generate between $100 million to $200 million in free cash flow** in 2020 and, over the long term, we intend to invest half of our available free cash flow into the business and to return half to shareholders. POISED FOR THE FUTURE As we progress through 2020, our focus is clear, and we remain dedicated to executing on our strategy. I would like to thank the entire Celestica team and our partners for their unwavering dedication and commitment to excellence. I would also like to thank you, our shareholders, for your trust, confidence and continued support. We will forge ahead to deliver on our commitments this year, and we are ready to embrace emerging opportunities that we believe will drive sustainable, profitable growth. A STRONG FOUNDATION Constant evolution is the hallmark of our industry. We must continually strive to stay ahead of technological advancements in order to remain an indispensable partner for our customers as they navigate market disruption and competitive threats. As we embrace accelerating change, we rely on a foundation of strong engineering capabilities and operational excellence. On that bedrock, we are rapidly evolving and modernizing our core technology platforms including our digital factory strategy. This foundation in technological, engineering and operational excellence enables our dedicated employees around the world to meet our customers’ needs. The Celestica team has a deep understanding of our customers’ markets, which is why we have earned their trust. Our goal today, as it has been over the past quarter century, is to exceed our customers’ expectations by working together to solve their most complex challenges. Sincerely, Rob Mionis PRESIDENT AND CHIEF EXECUTIVE OFFICER * This letter contains forward-looking statements. See the Cautionary Note Regarding Forward-Looking Statements on page 8. ** Operating margin, adjusted net earnings and free cash flow are non-IFRS financial measures. A description of the definition, uses and limitations of these measures, as well as reconciliations of these measures to the most directly comparable IFRS measures, can be found in the “Financial Highlights” table. Our free cash flow goal is not intended to be a forecast of future performance. 20 1 9 LET TER T O SHAREHOLDERS 5 CT05183 ShareHolderLetter.indd 5 2020-03-03 11:19 AM

Financial Highlights*
(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2019	2018*	2017*

OPERATIONS
Revenue	$ 5,888.3	$ 6,633.2	$ 6,142.7
IFRS gross margin %	6.5%	6.5%	6.8%
Non-IFRS adjusted gross margin % (1) (2)	6.8%	6.7%	7.1%
IFRS selling, general and administrative expenses (SG&A) %	3.9%	3.3%	3.3%
Non-IFRS adjusted SG&A % (1) (2)	3.5%	3.0%	3.0%
IFRS earnings before income taxes	$ 99.8	$ 81.9	$ 133.1
IFRS earnings before income taxes (as a % of revenue)	1.7%	1.2%	2.2%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	$ 158.1	$ 213.9	$ 217.2
Non-IFRS operating margin (adjusted EBIAT %) (1) (3)	2.7%	3.2%	3.5%
IFRS effective tax rate %	30%	-21%	21%
Non-IFRS adjusted effective tax rate % (1)	34%	21%	16%
IFRS net earnings	$ 70.3	$ 98.9	$ 105.5
IFRS net earnings per share - diluted	$ 0.53	$ 0.70	$ 0.73
Non-IFRS adjusted net earnings (1) (4) (9)	$ 71.5	$ 149.8	$ 173.0
Non-IFRS adjusted earnings per share - diluted (1) (4) (9)	$ 0.54	$ 1.07	$ 1.19

BALANCE SHEET DATA
Cash and cash equivalents	$ 479.5	$ 422.0	$ 515.2
Borrowings under credit facilities	$ 592.3	$ 757.3	$ 187.5
Total current assets	$ 2,592.0	$ 2,823.5	$ 2,476.6
Total current liabilities	$ 1,474.3	$ 1,620.3	$ 1,266.5
Working capital, net of cash (5)	$ 749.9	$ 826.2	$ 656.8
Non-IFRS free cash flow (1) (6)	$ 301.2	$ (85.5)	$ 21.0
Equity	$ 1,356.2	$ 1,332.3	$ 1,370.2

KEY RATIOS
Non-IFRS days in accounts receivable (1) (7)	66	61	59
Non-IFRS inventory turns (1) (7)	5x	6x	8x
Non-IFRS cash cycle days (1) (7)	65	54	50
IFRS return on invested capital (ROIC) (1) (8)	5.8%	5.8%	11.5%
Non-IFRS adjusted ROIC (1) (8)	9.2%	15.1%	18.8%

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic (in millions)	131.0	139.4	143.1
Diluted (in millions)	131.8	140.6	145.2
Total shares outstanding at December 31 (in millions)	128.8	136.3	141.8

NON-IFRS OPERATING EARNINGS (ADJUSTED EBIAT) CALCULATION (1) (3)
IFRS net earnings	$ 70.3	$ 98.9	$ 105.5
Add(Deduct): income tax expense (recovery)	29.5	(17.0)	27.6
Add: finance costs	49.5	24.4	10.1
Add: employee stock-based compensation expense	34.1	33.4	30.1
Add: amortization of intangible assets (excluding computer software)	24.6	11.6	5.5
Add(Deduct): other charges (recoveries)	(49.9)	61.0	37.0
Add: other solar charges (inventory and A/R write-down)	-	-	1.4
Add: acquisition inventory fair value adjustment	-	1.6	-
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	$ 158.1	$ 213.9	$ 217.2

6 CELESTICA

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2019	2018*	2017*

NON-IFRS ADJUSTED NET EARNINGS CALCULATION (1) (4)
IFRS net earnings	$ 70.3	$ 98.9	$ 105.5
Add: employee stock-based compensation expense	34.1	33.4	30.1
Add: amortization of intangible assets (excluding computer software)	24.6	11.6	5.5
Add(Deduct): other charges (recoveries)	(49.9)	61.0	37.0
Add: other solar charges (inventory and A/R write-down)	-	-	1.4
Add: acquisition inventory fair value adjustment	-	1.6	-
Tax adjustment (9)	(7.6)	(56.7)	(6.5)
Non-IFRS adjusted net earnings (1) (4)	$ 71.5	$ 149.8	$ 173.0
IFRS ROIC% AND NON-IFRS ADJUSTED ROIC% CALCULATION (1) (8)
Average net invested capital	$ 1,719.7	$ 1,413.6	$ 1,152.9
IFRS earnings before income taxes	$ 99.8	$ 81.9	$ 133.1
IFRS ROIC% (8)	5.8%	5.8%	11.5%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	$ 158.1	$ 213.9	$ 217.2
Non-IFRS adjusted ROIC% (1) (8)	9.2%	15.1%	18.8%
NON-IFRS FREE CASH FLOW CALCULATION (1) (6)
IFRS cash provided by operations	$ 345.0	$ 33.1	$ 127.0
Deduct (Add): purchase of property, plant and equipment, net of sales proceeds	36.0	(78.5)	(101.8)
Deduct: lease payments	(38.2)	(17.0)	(6.5)
Add: repayment from former solar supplier	-	-	12.5
Deduct: finance costs paid (excluding debt issuance costs and waiver fees paid)	(41.6)	(23.1)	(10.2)
Non-IFRS free cash flow (1) (6)	$ 301.2	$ (85.5)	$ 21.0

* This “Financial Highlights” table includes data prepared in accordance with International Financial Reporting Standards (IFRS), as well as non-IFRS measures. Effective January 1, 2019, we adopted IFRS 16, Leases. No restatement of prior period comparative information was required in connection therewith. We modified certain non-IFRS measures during 2019 and have restated prior period comparatives to reflect the current presentation (see notes 3, 6, 7 and 8 below).

1. Management uses non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of our business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operations. In addition, management believes that the use of a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing operations, and is useful for historical comparisons and forecasting. Note also that days in accounts receivable (A/R), inventory turns, and cash cycle days are not measures defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the exclusions used to determine the non-IFRS measures are nonetheless recognized under IFRS and have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS measures back to the most directly comparable IFRS financial measures.

2. Non-IFRS adjusted gross margin is calculated by dividing non-IFRS adjusted gross profit by revenue. Non-IFRS adjusted gross profit is calculated by excluding employee stock-based compensation (SBC) expense (quantified for 2017 - 2019 in the calculation of non-IFRS operating earnings in the table above), other solar charges (consisting of a $0.9 million non-cash solar panel inventory write-down in 2017), and a $1.6 million acquisition inventory fair value adjustment in 2018

(FVA), as applicable, from IFRS gross profit. Non-IFRS adjusted SG&A percentage is calculated by dividing non-IFRS adjusted SG&A by revenue. Non-IFRS adjusted SG&A is calculated by excluding employee SBC expense (quantified as described above) and other solar charges (consisting of $0.5 million in write-downs of solar customer A/R) in 2017, as applicable, from IFRS SG&A.

3. Non-IFRS operating earnings is defined as earnings before income taxes, finance costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), other charges (recoveries) (defined below), other solar charges (consisting of the inventory and A/R write-downs in 2017 described in note 2 above), and the 2018 FVA. Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. A reconciliation of non-IFRS operating earnings to IFRS net earnings is provided in the table above. Finance costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and customers’ supplier financing programs, and commencing in 2019, interest expense on our lease obligations under IFRS 16, net of interest income earned. Other charges (recoveries) consist of: restructuring charges (recoveries); Transition Costs (Recoveries) (defined below); net impairment charges; acquisition-related consulting, transaction and integration costs, and charges related to the subsequent re-measurement of indemnification assets; legal settlements (recoveries); credit facility-related charges (consisting of the accelerated amortization of unamortized deferred financing costs in 2018 and $2.0 million in waiver fees incurred in 2019); and losses incurred on specified benefit plans in 2017 and 2019. Transition Costs consist of direct relocation and duplicate costs recorded in connection with the sale of our Toronto real property and related relocations, as well as internal relocation costs with respect to certain capital equipment manufacturing lines. Transition Recoveries consist of the gain on sale of our Toronto real property in 2019.

4. Non-IFRS adjusted net earnings is defined as net earnings before employee SBC expense, amortization of intangible assets (excluding computer software), other charges (recoveries) (defined in note 3 above), other solar charges (consisting of the inventory and A/R write-downs in 2017 described in note 2 above), the 2018 FVA, and adjustments for taxes (see note 9 below). A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is provided in the table above.

5. Working capital, net of cash, is calculated as A/R and inventory less accounts payable, including accrued and other current liabilities and current portion of provisions.

6. Non-IFRS free cash flow (FCF) is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments (including lease payments under IFRS 16 in 2019), repayments from a former solar supplier in 2017, and finance costs paid (excluding debt issuance costs and waiver fees paid). As a measure of liquidity, the $113.0 million in proceeds from the sale of our Toronto real property is included in non-IFRS FCF in 2019 (the year of receipt). We modified our non-IFRS FCF calculation in 2019 to exclude debt issuance costs and waiver fees paid, as neither is considered part of our core operating expenses. Prior period comparatives have been restated, where applicable, to conform to the current presentation. In addition, we modified our non-IFRS FCF calculation in 2019 to subtract lease payments under IFRS 16, as such payments were previously (but are no longer) reported in cash provided by (used in) operations, to preserve comparability with prior calculations. Note that non-IFRS FCF does not represent residual cash flow available to Celestica for discretionary expenditures. A reconciliation of non-IFRS FCF to IFRS cash provided by operations is provided in the table above.

7. Days in A/R is defined as average A/R divided by average daily revenue. Inventory turns are calculated by dividing 365 by the number of days in inventory (which is determined by dividing average inventory by average cost of sales for the year). Cash cycle days is calculated as the sum of days in A/R and days in inventory minus the days in accounts payable (average accounts payable divided by average cost of sales for the year) and days in cash deposits. As a result of the recent increased use of cash deposits to mitigate higher inventory levels, commencing in 2019, we deduct days in cash deposits in our calculation of cash cycle days. Prior period comparatives have been restated to conform to the current presentation. These measures are not defined under IFRS.

8. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital (NIC). NIC is defined as total assets less: cash, right-of-use (ROU) assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average NIC for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by average NIC, however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS. In connection with the adoption of IFRS 16 in 2019, we recognize ROU assets and related lease obligations on the applicable lease commencement dates. However, since IFRS 16 did not require the restatement of prior period financial statements, we have not restated prior period calculations of non-IFRS adjusted ROIC to include ROU assets. To preserve comparability with prior calculations, commencing in 2019, we exclude the impact of our ROU assets from the calculation of NIC. A calculation of IFRS ROIC% and non-IFRS ROIC% is provided in the table above. A calculation of NIC for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2019 (with respect to 2019 and 2018) and 2018 (with respect to 2017), at www.sec.gov.

9. The adjustment for taxes, as applicable, represents the tax effects of the non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructuring sites). Quantification of the tax adjustments and non-core tax impacts for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2019 (with respect to 2019 and 2018) and 2018 (with respect to 2017), at www.sec.gov.

	2019 LETTER TO SHAREHOLDERS 7

Cautionary Note Regarding Forward-Looking Statements: The Letter to Shareholders from each of our Chair and our CEO contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: our priorities, intended areas of focus, targets, objectives and goals (including information under the captions “Goals for 2020” and “Poised for the Future”); trends in the electronics manufacturing services (EMS) industry and our segments; our strategies and transformation plan; our capital allocation expectations; and our growth and diversification plans. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed with our products and services; customer and segment concentration; challenges of replacing revenue from completed or lost programs or customer disengagements, including our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement) and other disengagements resulting from our Connectivity & Cloud Solutions segment portfolio review (CCS Review); changes in our mix of customers and/or the types of products or services we provide; the impact on gross profit of higher concentrations of lower margin programs; competitive factors and adverse market conditions affecting the EMS industry in general and our segments in particular; the cyclical nature of our capital equipment business, in particular our semiconductor business; a failure to achieve anticipated benefits from actions associated with the CCS Review, including the Cisco Disengagement and/or our productivity initiatives; delays in the delivery and availability of components, services and materials; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating acquisitions and “operate-in-place” arrangements, and achieving the anticipated benefits therefrom; negative impacts on our business resulting from recent increases in third-party indebtedness; our response to changes in demand, and rapidly evolving and changing technologies; customer, competitor and/or supplier consolidation; challenges associated with new customers or programs, or the provision of new services; the incurrence of future restructuring charges, impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our/their control and the impact of significant tariffs on items imported into the U.S; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; retaining or expanding our business due to execution or quality issues (including our ability to successfully resolve these challenges); nonperformance by counterparties; maintaining sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness for additional acquisitions or to otherwise fund our operations; our financial exposure to foreign currency volatility; our global operations and supply chain; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to protect intellectual property; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the management of our IT systems and our ability to protect confidential information; the ability to prevent or detect all errors or fraud; the variability of revenue and operating results; compliance with applicable laws, regulations, and government grants; our ability to maintain compliance with the restrictive and financial covenants under our credit facility; deterioration in financial markets or the macro-economic environment; our credit rating; and current or future litigation, governmental actions, and/or changes in legislation or accounting standards. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities

Administrators. Information related to the Company may be requested by contacting Celestica Investor Relations at clsir@ celestica.com.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the successful pursuit, completion and integration of acquisitions; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution, and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to successfully diversify our customer base and develop new capabilities; that we achieve the expected benefits from our recent acquisitions and actions associated with our CCS Review (including the Cisco Disengagement); and the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.